UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 4)

INFORMATION RESOURCES, INC.
(Name of Subject Company)

GINGKO ACQUISITION CORP.,
 a wholly owned subsidiary of
 GINGKO CORPORATION,
 a company formed by
 SYMPHONY TECHNOLOGY II-A, L.P.,
SYMPHONY TECHNOLOGY II GP, LLC,
ROMESH WADHWANI
 and affiliates of
 TENNENBAUM & CO., LLC
 and by
INFORMATION RESOURCES, INC. LITIGATION CONTINGENT
PAYMENT RIGHTS TRUST
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(and Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

456905108
(Cusip Number of Class of Securities)

Gingko Corporation
c/o Symphony Technology Group
4015 Miranda Avenue, 2nd Floor
Palo Alto, California 94304
Telephone: (650) 935-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey D. Berman John D. Amorosi Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000	Dhiya El-Saden Gregory L. Surman Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________	Filing Party: __________________

Form or Registration No.: __________________	Date Filed: _______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

                  This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed with the Securities and Exchange Commission on September 8, 2003, as amended by Gingko Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Gingko Corporation, a Delaware corporation (“Parent”) and a company formed by Symphony Technology II-A, L.P., a Delaware limited partnership, Symphony Technology II GP, LLC, a Delaware limited liability company, Romesh Wadhwani and affiliates of Tennenbaum & Co., LLC, a Delaware limited liability company. The Schedule TO was also filed by Information Resources, Inc. Litigation Contingent Payment Rights Trust, a statutory trust formed by Information Resources, Inc. under the Delaware Statutory Trust Act. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Information Resources, Inc., a Delaware corporation (the “Company”), and the associated preferred share purchase rights (the “Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, as amended and restated as of October 27, 1997, and as further amended as of June 29, 2003 and September 7, 2003, between the Company and Harris Trust and Savings Bank as Rights Agent (the “Rights Agreement”), for $3.30 per Share, net to the seller in cash, plus one contingent value right certificate (“CVR Certificate”) per Share representing the right to receive an amount equal to a portion of potential lawsuit proceeds, if any, of an antitrust lawsuit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Any capitalized term that is used, and not defined in this document, shall have the meaning set forth in the Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The Offer to Purchase is further amended as follows:

(1) In the “Summary Term Sheet” section of the Offer to Purchase, the third paragraph under the caption “Didn’t you commence an offer for my securities on July 14, 2003?” is deleted and replaced with the following text:

“Approval of the CVR certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to completion of the offer. There is no current market for the CVR certificates. It was recently learned from NASDAQ officials that the CVR certificates will not qualify for quotation on the NASDAQ National Market due to the trust’s failure to satisfy Rule 4420(f) of NASDAQ’s issuer quotation requirements requiring a prospective issuer, among other things, (A) to be listed on the NASDAQ National Market or The New York Stock Exchange or be an affiliate of a company listed on the NASDAQ National Market or The New York Stock Exchange and (B) to have assets in excess of $200 million and stockholders’ equity of at least $10 million or assets in excess of $100 million and stockholders’ equity of at least $20 million. As a result of these developments and due to such listing requirements, it is believed that the CVR certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to NASDAQ. After learning this information from NASDAQ, officials of the OTC Bulletin Board were promptly telephoned to explore the possibility of the trust applying to quote the CVR certificates on the

OTC Bulletin Board. Information Resources’ financial advisor, William Blair & Company, L.L.C., thereafter applied for quotation of the CVR certificates on the OTC Bulletin Board in its capacity as an authorized OTC Bulletin Board market maker, and the application for quotation is currently pending before the OTC Bulletin Board. We have informed representatives of the trust that we are prepared to consummate the offer if the OTC Bulletin Board approves the application for quotation.

It is possible that any such quotation on the OTC Bulletin Board will not occur, whether because the CVR certificates will not satisfy the requirements for inclusion on the OTC Bulletin Board or otherwise. If the CVR certificates cannot be quoted or listed on any acceptable trading system and the offer is nevertheless consummated, there would likely be only minimal or no trading channels for the CVR certificates. This would result in severely reduced liquidity for investors in the CVR certificates after completion of the offer. Even if the CVR certificates are so quoted or listed and the offer is thereafter completed, it is possible that an active market will not develop or be sustained. Alternative markets such as the OTC Bulletin Board are generally considered to be less efficient than, and not as broad as, the NASDAQ National Market. Further, the price at which the CVR certificates would trade at any time after completion of the offer could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.”

(2) The first sentence of the paragraph appearing in the “Summary Term Sheet” section of the Offer to Purchase under the caption “When and how will I be paid for my tendered shares?” is deleted and replaced with the following:

“Subject to the terms and conditions of the offer, we will pay for all validly tendered and not withdrawn shares of Information Resources common stock promptly after the later of the date of expiration of the offer and the satisfaction or waiver of the conditions to the offer set forth in “The Offer—Section 14” relating to required governmental or regulatory approvals.”

(3) The paragraph appearing under the caption “The CVR certificates are highly speculative securities” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted, and the accompanying caption is also deleted, and replaced with the following:

“Payments, if any, to CVR certificate holders cannot be assured, as the outcome of the antitrust litigation cannot be predicted with any certainty.

      The value of the CVR certificates depends on the outcome of the antitrust litigation. The trust will only make cash payments on the CVR certificates if and to the extent that it receives payments in accordance with the contingent value rights agreement in respect of proceeds received by Information Resources, its subsidiaries or their affiliates as a result of the antitrust litigation against The Dun & Bradstreet Corp., A.C. Nielsen Co. and IMS International, Inc. There can be no assurance that Information Resources will obtain a judgment or settlement favorable to it as a result of the antitrust litigation. In addition, if there is a recovery, there can be no assurance as to the timing of any such recovery. It could be a lengthy time before any recovery is obtained. If the antitrust litigation does not ultimately result in a judgment or settlement favorable to Information Resources, the CVR certificates will be worthless. It is not possible to predict the timing or outcome of the resolution of the antitrust litigation with any certainty.

None of the trust, Gingko Corporation, Information Resources, or any of their respective affiliates, make any representations as to the amount, if any, of any potential recovery from the antitrust litigation or when, if ever, any recovery may be obtained.”

(4) The first paragraph appearing under the caption “The rights agents will control the antitrust litigation” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted, and the accompanying caption is also deleted, and replaced with the following:

“The antitrust litigation will be controlled by rights agents whose interests may not be aligned with those of the CVR certificate holders.

The CVR agreement will provide that a body of five individuals acting as rights agents will direct and supervise the antitrust litigation. Two rights agents will be appointed by Information Resources (under its current management) to represent the interests of the CVR certificate holders, two will be appointed by Gingko Corporation, and those four individuals will select a fifth, independent rights agent. In making any decision or determination with respect to the antitrust litigation, the rights agents will be required to maximize the present value to Gingko Corporation and the trust of any potential future litigation proceeds. A decision to settle the litigation requires the approval of a majority of the rights agents appointed by Information Resources and the rights agents appointed by Gingko Corporation. Therefore, the rights agents appointed by Gingko Corporation will have an effective veto over any decision to settle the antitrust litigation.”

(5) The following caption and paragraphs are inserted immediately prior to the caption “The rights agents may not have adequate funds to prosecute the antitrust litigation” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates”:

“The initial rights agents have not yet been identified and the rights agents may not be satisfactory to recipients of CVR certificates.

     Gingko Corporation and Information Resources have not yet identified the individuals that they intend to appoint as rights agents, and are not required to select those individuals until immediately prior to the issuance of CVR certificates in the offer, when the CVR agreement is executed and delivered. The independent rights agent will be selected within 15 days following the execution of the CVR agreement. As such, Information Resources stockholders will not have the opportunity to review the qualifications of the rights agents prior to making the decision to tender their shares of Information Resources common stock in the tender offer.

     The trust expects Information Resources will select individuals who have prior knowledge of the facts underlying the antitrust litigation to serve as the rights agents representing the interests of the CVR certificate holders. However, it is possible that, once appointed, any such individuals may not be satisfactory to Information Resources stockholders (or, if satisfactory, that any such individuals will not remain rights agents). Additionally, the CVR certificate holders will not have the power to remove any rights agent or to select any successor rights agent.”

(6) The paragraph appearing under the caption “No trading market for the CVR certificates exists” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted, and the accompanying caption is also deleted, and replaced with the following:

“The CVR certificates may be difficult to sell due to the absence of an active trading market for the CVR certificates.

Approval of the CVR certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to completion of the offer. There is no current market for the CVR certificates. It was recently learned from NASDAQ officials that the CVR certificates will not qualify for quotation on the NASDAQ National Market due to the trust’s failure to satisfy Rule 4420(f) of NASDAQ’s issuer quotation requirements requiring a prospective issuer, among other things, (A) to be listed on the NASDAQ National Market or The New York Stock Exchange or be an affiliate of a company listed on the NASDAQ National Market or The New York Stock Exchange and (B) to have assets in excess of $200 million and stockholders’ equity of at least $10 million or assets in excess of $100 million and stockholders’ equity of at least $20 million. As a result of these developments and due to such listing requirements, it is believed that the CVR certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to NASDAQ. After learning this information from NASDAQ, officials of the OTC Bulletin Board were promptly telephoned to explore the possibility of the trust applying to quote the CVR certificates on the OTC Bulletin Board. Information Resources’ financial advisor, William Blair & Company, L.L.C., thereafter applied for quotation of the CVR certificates on the OTC Bulletin Board in its capacity as an authorized OTC Bulletin Board market maker, and the application for quotation is currently pending before the OTC Bulletin Board. We have informed representatives of the trust that we are prepared to consummate the offer if the OTC Bulletin Board approves the application for quotation.

It is possible that any such quotation on the OTC Bulletin Board will not occur, whether because the CVR certificates will not satisfy the requirements for inclusion on the OTC Bulletin Board or otherwise. If the CVR certificates cannot be quoted or listed on any acceptable trading system and the offer is nevertheless consummated, there would likely be only minimal or no trading channels for the CVR certificates. This would result in severely reduced liquidity for investors in the CVR certificates after completion of the offer. Even if the CVR certificates are so quoted or listed and the offer is thereafter completed, it is possible that an active market will not develop or be sustained. Alternative markets such as the OTC Bulletin Board are generally considered to be less efficient than, and not as broad as, the NASDAQ National Market. Further, the price at which the CVR certificates would trade at any time after completion of the offer could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.”

(7) The caption “Information Resources may enter into additional contingency fee arrangements with trial counsel” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted and replaced with the following caption:

“Additional contingency fee arrangements with counsel may reduce amounts available for payment to CVR certificate holders.”

(8) The caption “The trust may issue additional CVR certificates or incur debt” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted and replaced with the following caption:

“The value of the CVR certificates may be reduced if the trust incurs debt or diluted if the trust issues additional CVR certificates.”

(9) The caption “Limited information regarding developments in the litigation is or will be available” in the section of the Offer to Purchase entitled “Special Considerations Relating to the CVR Certificates” is deleted and replaced with the following caption:

“Limited information regarding developments in the litigation is and will be available.”

(10) The fourth full paragraph under the heading “Introduction” appearing in the Offer to Purchase is deleted and replaced with the following:

“Approval of the CVR Certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to completion of the Offer. There is no current market for the CVR Certificates. It was recently learned from NASDAQ officials that the CVR Certificates will not qualify for quotation on the NASDAQ National Market due to the Trust’s failure to satisfy Rule 4420(f) of NASDAQ’s issuer quotation requirements requiring a prospective issuer, among other things, (A) to be listed on the NASDAQ National Market or The New York Stock Exchange or be an affiliate of a company listed on the NASDAQ National Market or The New York Stock Exchange and (B) to have assets in excess of $200 million and stockholders’ equity of at least $10 million or assets in excess of $100 million and stockholders’ equity of at least $20 million. As a result of these developments and due to such listing requirements, it is believed that the CVR Certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to NASDAQ. After learning this information from NASDAQ, officials of the OTC Bulletin Board were promptly telephoned to explore the possibility of the Trust applying to quote the CVR Certificates on the OTC Bulletin Board. Information Resources’ financial advisor, William Blair & Company, L.L.C., thereafter applied for quotation of the CVR Certificates on the OTC Bulletin Board in its capacity as an authorized OTC Bulletin Board market maker, and the application for quotation is currently pending before the OTC Bulletin Board. We have informed representatives of the Trust that we are prepared to consummate the Offer if the OTC Bulletin Board approves the application for quotation.

It is possible that any such quotation on the OTC Bulletin Board will not occur, whether because the CVR Certificates will not satisfy the requirements for inclusion on the OTC Bulletin Board or otherwise. If the CVR Certificates cannot be quoted or listed on any acceptable trading system and the Offer is nevertheless consummated, there would likely be only minimal or no trading channels for the CVR Certificates. This would result in severely reduced liquidity for investors in the CVR Certificates after completion of the Offer. Even if the CVR Certificates are so quoted or listed and the Offer is thereafter completed, it is possible that an active market will not develop or be sustained. Alternative markets such as the OTC Bulletin Board are generally considered to be less efficient than, and not as broad as, the NASDAQ National Market. Further, the price at which the CVR Certificates would trade at any time after completion of the Offer could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.”

(11) The eighth sentence of the first paragraph following the caption “Purpose of the Offer; Plans for the Company” appearing in the Offer to Purchase under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following:

“In addition, if, pursuant to the Offer, we purchase sufficient shares to give Parent and us ownership of approximately 53% of the outstanding shares of Company Common Stock, we intend to be merged with and into the Company as soon as practicable after consummation of the Offer.”

(12) The second sentence of the third paragraph following the caption “Purpose of the Offer; Plans for the Company” appearing in the Offer to Purchase under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following:

“Following the Recapitalization which is expected to occur on completion of the Merger, the aggregate debt of Parent and the Company will be approximately $115 million less any amount available to be borrowed under the Bank Financing.”

(13) The third paragraph following the subheading “Payment Calculation” appearing in the Offer to Purchase after the caption “The CVR Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following:

“Second, by calculating the “Excess Preliminary CVR Payment Amount”, which equals (x) the product of the Excess CVR Percentage (generally 75%, and adjusted as described below under “—Adjustment of Percentages”) times the amount by which the Gross Litigation Proceeds actually received by the Company and its subsidiaries or their Affiliates through the date of the Litigation Proceeds Certificate applicable to such CVR Payment Date exceeds $200,000,000, minus (y) (1) the Excess CVR Percentage times the Assumed Tax Liability with respect to the Gross Litigation Proceeds in excess of $200,000,000 actually received by the Company and the Company Subsidiaries through the date of the Litigation Proceeds Certificate, minus (z) (I) the Excess CVR Percentage times (II) one minus the Assumed Tax Rate times (III) the amount of any fees paid for services provided by outside counsel in connection with prosecuting the Litigation that are contingent on the success of the Litigation and which are calculated on the basis of the Gross Litigation Proceeds that are in excess of $200,000,000.”

(14) The paragraph following the subheading “Intercreditor Agreement” appearing in the Offer to Purchase after the caption “The CVR Agreement” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following:

“Parent, the Company and the Company subsidiaries shall be entitled to grant a security interest and lien in the Litigation and the Gross Litigation Proceeds to (A) Tennenbaum Capital Partners, LLC (or any affiliate, fund or account managed by Tennenbaum Capital Partners, LLC (together with their successors and assigns, the “TCP Collateral Agent”)) as collateral security for indebtedness incurred by Parent and its subsidiaries in connection with the contemplated recapitalization of Parent and its subsidiaries following the Merger (including any liens or security interests granted in connection with any refinancing, replacement, restatement, or refunding in whole or in part of such indebtedness); or (B) for the benefit of lenders or lending syndicates that provide senior working capital facilities to Parent or its subsidiaries from time to time (the “Working Capital Lenders”) as collateral security for the indebtedness incurred by Parent, the Company and their respective subsidiaries under such facilities. No assignments or grants will relieve Parent, the Company or the Company subsidiaries of their obligations under the CVR Agreement.”

(15) The first paragraph following the subheading “General” appearing in the Offer to Purchase after the caption “The Declaration of Trust” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” is deleted and replaced with the following:

“Information Resources, Inc. Litigation Contingent Payment Rights Trust is a statutory trust created under Delaware law pursuant to an initial declaration of trust and the filing of a certificate of trust with the Delaware Secretary of State on August 27, 2003, copies of which are filed as exhibits to the Schedule TO. The Trust was formed for the sole purpose of:

•	issuing the CVR Certificates;

•	holding and enforcing the CVR Agreement described above (under “CVR Agreement”);

•	making payments to CVR Certificate holders in respect of proceeds, if any, of the Litigation (as described below under “—Payment Procedures for CVR Certificates”);

•	incurring debt or issuing additional CVR Certificates, when permitted (as described under “—Issuance of Additional CVR Certificates; Incurrence of Debt”); and

•	taking actions that are reasonably necessary and incidental to the foregoing.”

(16) The following paragraph is inserted immediately following the third full paragraph following the subheading “General” appearing in the Offer to Purchase after the caption “The Declaration of Trust” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust”:

“Prior to the issuance of CVR Certificates in the Offer, there will be no outstanding equity securities, voting or non-voting, of the Trust.”

(17) The two paragraphs following the subheading “Tradability” appearing in the Offer to Purchase after the caption “The Declaration of Trust” under the heading “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights; The Merger Agreement; The CVR Agreement; The Declaration of Trust” are deleted and replaced with the following:

“Approval of the CVR Certificates for quotation on the NASDAQ National Market (or a comparable national securities exchange) is a condition to completion of the Offer. There is no current market for the CVR Certificates. It was recently learned from NASDAQ officials that the CVR Certificates will not qualify for quotation on the NASDAQ National Market due to the Trust’s failure to satisfy Rule 4420(f) of NASDAQ’s issuer quotation requirements requiring a prospective issuer, among other things, (A) to be listed on the NASDAQ National Market or The New York Stock Exchange or be an affiliate of a company listed on the NASDAQ National Market or The New York Stock Exchange and (B) to have assets in excess of $200 million and stockholders’ equity of at least $10 million or assets in excess of $100 million and stockholders’ equity of at least $20 million. As a result of these developments and due to such listing requirements, it is believed that the CVR Certificates are unlikely to qualify for quotation on a national securities exchange that is comparable to NASDAQ. After learning this information from NASDAQ, officials of the OTC Bulletin Board were promptly telephoned to explore the possibility of the Trust applying to quote the CVR Certificates on the OTC Bulletin Board. Information Resources’ financial advisor, William Blair & Company, L.L.C., thereafter applied for quotation of the CVR Certificates on the OTC Bulletin Board in its capacity as an authorized OTC Bulletin Board market maker, and the application for quotation is currently pending before the OTC Bulletin Board. We have informed representatives of the Trust that we are prepared to consummate the Offer if the OTC Bulletin Board approves the application for quotation.

It is possible that any such quotation on the OTC Bulletin Board will not occur, whether because the CVR Certificates will not satisfy the requirements for inclusion on the OTC Bulletin Board or otherwise. If the CVR Certificates cannot be quoted or listed on any acceptable trading system and the Offer is nevertheless consummated, there would likely be only minimal or no trading channels for the CVR Certificates. This would result in severely reduced liquidity for investors in the CVR Certificates after completion of the Offer. Even if the CVR Certificates are so quoted or listed and the Offer is thereafter completed, it is possible that an active market will not develop or be sustained. Alternative markets such as the OTC Bulletin Board are generally considered to be less efficient than, and not as broad as, the NASDAQ National Market. Further, the price at which the CVR Certificates would trade at any time after completion of the Offer could be subject to rapid and substantial change, depending upon, among other things, developments in the antitrust litigation.”

Item 10.    Financial Statements.

          Not applicable.

Item 12.    Exhibits.

(a)(1)(A)****	Offer to Purchase, dated September 8, 2003.

(a)(1)(B)****	Letter of Transmittal.

(a)(1)(C)****	Notice of Guaranteed Delivery.

(a)(1)(D)****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)****	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)****	Letter dated September 8, 2003 to Stockholders of Information Resources, Inc. who tendered shares pursuant to Purchaser's prior offer launched July 14, 2003.

(a)(1)(H)**	Text of press release issued by Gingko Acquisition Corp. and Information Resources, Inc. on September 8, 2003.

(a)(1)(I)+++	Text of press release issued by Gingko Acquisition Corp. on October 7, 2003.

(a)(2)(A)****	Letter to Stockholders of Information Resources, Inc. from Symphony Technology Group dated as of September 8, 2003.

(a)(4)(A)***	Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated September 8, 2003.

(a)(4)(B)++++	Amendment No. 1 to Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated October 10, 2003.

(a)(5)(A)+	Transcript of Conference Call held by Purchaser and the Company on September 8, 2003.

(a)(5)(B)++	Analysis of CVRs Based on Agreed 34% Tax Rate vs. Hypothetical Sharing of NOL with CVR Holders distributed to shareholders on September 29, 2003.

(b)(1)****	Commitment letter dated as of September 7, 2003 among Tennenbaum Capital Partners, LLC, as agent for one or more entities managed by Tennenbaum Capital Partners, LLC, Gingko Corporation and Symphony Technology II-A, L.P.

(b)(2)****	Commitment letter dated as of September 7, 2003 among Symphony Technology II-A, L.P., Gingko Corporation and Information Resources, Inc.

(d)(1)****	Agreement and Plan of Merger dated as of September 7, 2003 by and among Gingko Corporation, Gingko Acquisition Corp. and Information Resources, Inc.

(d)(2)***	Form of Contingent Value Rights Agreement by and among Information Resources, Inc. Litigation Contingent Payment Rights Trust, Information Resources, Inc., Gingko Corporation, Gingko Acquisition Corp. and the Rights Agents (as defined therein).

(d)(3)***	Certificate of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d)(4)***	Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust dated as of August 27, 2003.

(d) (5)***	Form of Amended and Restated Declaration of Trust of Information Resources, Inc. Litigation Contingent Payment Rights Trust to be entered into among Information Resources, Inc., as Sponsor, and the institutional trustee, Delaware trustee, and litigation trustees to be named therein.

(d)(6)*	Confidentiality Agreement, dated February 19, 2003, between Symphony Technology Group and Information Resources, Inc.

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Parent’s and Purchaser’s Schedule TO filed with the SEC on July 14, 2003.
**	Previously filed with the SEC on Parent’s and Purchaser’s Schedule TO-C, dated September 8, 2003.
***	Incorporated by reference to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on September 8, 2003.
****	Incorporated by reference to Parent’s and Purchaser’s Schedule TO, dated September 8, 2003.
+	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 9, 2003.
++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on September 29, 2003.
+++	Incorporated by reference to Purchaser’s filing pursuant to Rule 425 under the Securities Act of 1933 filed with the SEC on October 7, 2003.
++++	Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 of Information Resources, Inc. Litigation Contingent Payment Rights Trust filed with the SEC on October 10, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2003

GINGKO ACQUISITION CORP.

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

GINGKO CORPORATION

By:	/s/ William Chisholm
Name: Title:	William Chisholm Executive Vice President

SYMPHONY TECHNOLOGY II-A, L.P.

By:	Symphony Technology II GP, LLC, its General Partner

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

SYMPHONY TECHNOLOGY II GP, LLC

By:	/s/ William Chisholm
Name: Title:	William Chisholm Managing Member

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name:	Romesh Wadhwani

TENNENBAUM & CO., LLC

By:	/s/ Howard M. Levkowitz
Name: Title:	Howard M. Levkowitz Principal

INFORMATION RESOURCES, INC. LITIGATION CONTINGENT PAYMENT RIGHTS TRUST

By:	Information Resources, Inc., its Sponsor

By:	/s/ Joseph P. Durrett
Name: Title:	Joseph P. Durrett Chairman, Chief Executive Officer and President